UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019

Commission File Number: 001-38309

AGM GROUP HOLDINGS INC.

(Translation of registrant’s name into English)

c/o Creative Consultants (Hong Kong) Limited

Room 1502-3 15/F., Connaught Commercial Building, 185 Wanchai Road

Wanchai, Hong Kong

+86-010-65020507 – telephone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Departure of Director or Officers

On October 25, 2019, Chengchun Zhang tendered his resignation as the Chief Operating Officer of AGM Group Holdings Inc. (the “Company”), effective immediately.

The resignation of Mr. Zhang has been approved by the Nominating Committee, the Compensation Committee and the Board of Directors of the Company.

Mr. Zhang’s resignation from the Board was not the result of any disagreement with the Company’s operations, policies or procedures.

In connection with Mr. Zhang’s resignation, 2,400,000 shares of the Class B Ordinary Shares (representing a total of 12,000,000 votes) held by Mr. Zhang shall be cancelled according to the Company’s Amended and Restated Memorandum and Articles.

Appointment of Director or Officers

On October 30, 2019, at the recommendation of the Nominating Committee and the Compensation Committee, the Board approved and confirmed the appointment of Xiaoding Wu as the succeeding Chief Operating Officer of the Company, with an annual compensation of $18,171, effective November 1, 2019 until the Company’s next annual meeting of shareholders and until her successor is duly elected and qualified, or until her earlier death, resignation or removal.

Xiaoding Wu, age 36, has extensive experience in management and data collection and analysis. She has been the Director of Data Analysis Department of Beijing AnGaoMeng Technology Service Co., Ltd., a wholly owned subsidiary of the Company, since 2015 where she was in charge of setting up and leading data analysis teams, building trading monitoring system, data analysis assessment system, and risk management system, and designing the automatic trading and risk monitoring system. Prior to that, Ms. Wu spent a year as an Operating Manager at Beijing Jingzhegu Information Technology Co., Ltd. where she coordinated international businesses, managed projects and collected website operation data. Ms. Wu also spent one and a half years as a business assistant at Beijing Taoche Information Technology Co., Ltd., two and a half years as a corporate service manager at Yingfu Language Training Centre and four years as a sales assistant at China Peace International Tourism Co., Ltd. Ms. Wu received her bachelor’s degree in Tourism Management from Beijing International Studies University in 2005.

There is no family relationship between Xiaoding Wu and any other officers or members of the Board of Directors of the Company.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Employment Contract between AGM Group Holdings Inc. and Xiaoding Wu, dated October 29, 2019
99.1	Correspondence of Chengchun Zhang’s Resignations as Director, dated October 25, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2019	AGM GROUP HOLDINGS INC.

	By:	/s/ Wenjie Tang
	Name:	Wenjie Tang
	Title:	Chief Executive Officer and Director

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